Form 40-F
period 2025-12-31
Mako Mining Corp.
filed 2026-04-29
CIK 1784930

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-43201

MAKO MINING CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 700-838 West Hastings Street

Vancouver, British Columbia

V6C 0A6 Canada

(917) 558-5289

(Address and telephone number of registrant's principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	MAKO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2025: 87,009,006 Common Shares, no par value.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

EXPLANATORY NOTE

Mako Mining Corp. (the "Company" or the "Registrant") is a Canadian public company whose common shares are listed on the Nasdaq Capital Market (the "Nasdaq") under the symbol "MAKO". The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act ("MJDS"). The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING INFORMATION

This annual report on Form 40-F (the "Annual Report") contains "forward-looking information" and "forward-looking statements") within the meaning of applicable securities legislation (collectively, "forward-looking information") with respect to the Company and its subsidiaries. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward-looking information included in this Annual Report includes, without limitation, statements with respect to:

•	the Company's expectations in connection with its operational and exploration and development plans at the Company's projects discussed herein being met;
•	the Company's plans to continue to operate the San Albino mine profitably and fund exploration of prospective targets on its district-scale land package;
•	Mako's expectations relating to the performance of its mineral properties;
•	the estimation of mineral resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the San Albino gold project;
•	the preliminary economic assessment and other projections related to the Eagle Mountain gold project;
•	the timing and amount of estimated future capital and operating costs;
•	recommended work programs at the Company’s projects;
•	the costs and timing of development activities;
•
the effect of government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	community relations in the locations where it operates;
•	the payment of any future dividends; and
•	the outcome of any current or pending litigation against the Company.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include: higher risk of economic or technical failure due to the fact that Mako did not base its production decision for any of its mines on a feasibility study of mineral reserves demonstrating economic and technical viability for the project; any preliminary economic assessment of the Company’s projects is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized; the impact of economic and political conditions; the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Nicaragua and South America, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of mineral resources; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to the partial ownerships and/or joint venturesat the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; changes and the implementation of new sanctions impacting the Company’s business; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; risks related to the continuance or escalation of international military conflicts, including the conflict between Ukraine and Russia, the U.S. government intervention in Venezuela, the United States and Israeli strikes on Iran, and other conflicts in the Middle East; risks related to the enforcement of any security interests granted over the asset of the Company; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the United States Dollar, the Nicaraguan Córdoba and the Guyanese dollar exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation or disputes; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; risks related to community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of the Company’s common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to the payment of dividends; transactions that may result in dilution to the Company’s common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; changes to the Company’s director and executive compensation program; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to in the Annual Information Form (the “AIF”) as filed as Exhibit 99.1 to this Annual report.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's business, plans and objectives as of the dates presented and may not be appropriate for other purposes.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under MJDS adopted by the United States Securities and Exchange Commission, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). As a result, the Company’s financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

The resource estimates in this Annual Report and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All resource and reserve estimates in this Annual Report and the documents incorporated by reference herein have been prepared in accordance with the guidelines set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. There are differences between the standards and terms used for reporting "mineral reserves" and "mineral resources" in Canada, and in the United States pursuant to the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" as used in this Annual Report are defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and the CIM Definition Standards for Mineral Resources & Mineral Reserves (the "CIM Definition Standards") adopted by the CIM Council which differ from the requirements of the SEC.

The SEC has mineral property disclosure rules in Regulation S-K Subpart 1300 (the "SEC Mineral Property Rules"), however, the Company is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules because it is a "foreign private issuer" under the Exchange Act and entitled to file reports with the SEC under MJDS.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2025 and 2024, including the report of the independent registered public accounting firm, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis (the “MD&A”) dated March 31, 2026 for the year ended December 31, 2025, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer and Chief Financial Officer (collectively, the “certifying officers”), assessed the effectiveness of disclosure controls and procedures (“DC&P”) as of December 31, 2025. As a result of the material weakness described below, the certifying officers concluded that the Company's DC&P were not effective as at December 31, 2025 in providing reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the certifying officers, as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation and audit of the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified deficiencies with respect to the design and operation of its internal control over financial reporting (“ICFR”) which were deemed to aggregate to a material weakness. A "material weakness" is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates primarily to deficiencies in the Company's information technology general controls ("ITGCs"), resulting in a lack of adequate segregation of duties in the design and operation of controls over the creation and posting of journal entries. The Company's accounting system permitted certain individuals to post journal entries that they had created. Due to the rapid growth in the Company's operations during the financial year, the compensating controls in place were not sufficient to mitigate this system limitation. This deficiency could reasonably result in a material misstatement in the Company's financial statements. The material weakness did not result in any audit adjustments to the December 31, 2025 consolidated financial statements.

Notwithstanding the material weakness, the certifying officers have concluded that the Company's audited consolidated financial statements as of and for the year ended December 31, 2025, present fairly in all material respects, the Company's financial position, results of operation, changes in equity and cash flows in accordance with IFRS Accounting Standards.  There were no changes to previously released financial results.

The Company's management, including the certifying officers, recognize that any ICFR and DC&P, no matter how well designed or operated, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are achieved.

Management's Remediation Plan

The Company has developed and initiated a comprehensive remediation plan designed to strengthen the Company's internal control environment and support sustainable public-company compliance, including:

  Implementing an automated control within the accounting system that prevents any individual from posting a journal entry they created.
  Enforcing review workflows to ensure personnel with the appropriate level of expertise and authorization are performing the journal entry review.
  Amending "super user" roles within the accounting system to improve segregation of duties.

While management is making improvements to the Company's control environment and business processes to support and scale with its growing operations, the remediation process is ongoing and the material weakness has not yet been fully remediated.  The Company may not be able to fully remediate the material weakness until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time.

The evaluation process, including the effectiveness of the remediation efforts, is expected to be substantially concluded prior to December 31, 2026.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, the Company identified the aforementioned material weakness and, consequently, its ICFR were deemed to be ineffective. Other than in respect of the aforementioned material weakness and related remediation described above, during the year ended December 31, 2025, no change occurred in the Company's ICFR that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources.

CONTRACTUAL AND OTHER OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the heading "Financial Condition and Liquidity Risk" in Management's Discussion and Analysis for the year ended December 31, 2025 filed as Exhibit 99.3 to this Annual Report.

CORPORATE GOVERNANCE

The Company has a Compensation, Corporate Governance and Nominating Committee, currently comprised of three independent directors: Laurie Gaborit, John Hick, and Asheef Lalani.

The Compensation, Corporate Governance and Nominating Committee Charter provides that the Compensation, Corporate Governance and Nomination Committee shall consist of not less than three directors of the Company as determined and appointed by the Board, and that at least a majority of the members of the Committee shall qualify as independent directors as determined in accordance with securities laws and stock exchange or quotation service rules applicable to the Company.

The objectives and responsibilities of the Compensation, Corporate Governance and Nominating Committee include: (i) with respect to corporation governance and nomination matters, to assist the Board in establishing and implementing corporate governance policies: to evaluate the composition of the Board and its committees and, if needed, to identify individuals qualified to serve as members of the Board and to recommend such individuals to the Board for appointment to it; and (ii) with respect to compensation matters, to assist the Board in establishing and implementing compensation policies and practices and to review and recommend to the Board compensation policies, arrangements and agreements in respect of the Chief Executive Officer, other senior executives and the directors of the Company.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Audit Committee of the Company consists of John Hick (Chair), Mario Caron, and Asheef Lalani, each of whom are "independent" based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Nasdaq Listing rule 5605(a)(2).

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The full text of the Audit Committee Charter is included in the Company's Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

Audit Committee Financial Expert

The Board of Directors has determined that John Hick qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to Rule 5605(c)(2)(A) of the listing rules of the Nasdaq (the “Nasdaq Stock Market Rules”)) and is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee Charter sets out that the Audit committee is responsible for the pre-approval of all audit and non-audit services to be provided by the external auditors, subject to any de minimis exemption available under applicable laws. Such approval of non-audit services can be given either specifically or pursuant to pre-approval policies and procedures adopted by the committee including the delegation of this ability to one or more independent members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Audit Committee responsibilities to management of the Corporation, and must be presented to the Audit Committee at the first scheduled meeting of the Audit Committee following such pre-approval.

All non-audit services provided by the Company’s auditor for the fiscal year ended December 31, 2025, were pre-approved by the Audit Committee. Accordingly, no non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings "Audit Committee - External Auditor Services Fees" contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Company's Independent Registered Public Accounting Firm is PricewaterhouseCoopers LLP, located in Vancouver, British Columbia, PCAOB ID#271.

NASDAQ CORPORATE GOVERNANCE

The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under Exchange Act and the Registrant's Common Shares are listed on the TSX Venture Exchange ("TSXV") and on the Nasdaq. Rule 5615(a)(3) of the listing rules of the Nasdaq (the "Nasdaq Stock Market Rules") permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

A description of the ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Compensation Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires that a company’s compensation committee charter mandate that each member of the compensation committee be independent. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Registrant follows the applicable rules of TSXV and Canadian securities laws.

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the applicable rules of TSXV and the Canadian securities laws. The Registrant's amended and restated articles state that the minimum quorum requirement for a meeting of shareholders is present if at least two shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Distribution of Annual and Interim Reports. The Registrant does not follow Nasdaq Stock Market Rule 5250(d), which specifies methods for the distribution of annual and interim reports to investors. In lieu of following Nasdaq Stock Market Rule 5250(d), the Registrant follows the applicable rules of TSXV and the Canadian securities laws. Annual reports of the Registrant will be filed under Form 40-F and interim reports of the Registrant will be filed on Form 6-K.

Shareholder Approval Requirement: The Registrant does not follow Nasdaq Listing Rule 5635(d), which requires shareholder approval prior to a transaction involving the sale or issuance of common shares (or securities convertible into or exercisable for its common shares): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial shareholders, is equal to 20% or more of the company's outstanding common shares or 20% or more of the voting power prior to issuance.  In lieu of following Nasdaq Listing Rule 5635(d), the Registrant follows the rules of the TSXV and Canadian securities laws.

The foregoing is consistent with applicable laws, customs and practices in Canada.

CODE OF ETHICS

The Company's Code of Conduct (the "Code") applies to all directors, officers, employees, consultants, contractors, and agents of the Company, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the code. A copy of the code can be found on the Company's internet website at the following address: https://www.makominingcorp.com.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 ("Mine Act"). This required information is filed as Exhibit 99.4 to this Annual Report.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy effective February 23, 2026 (referred to as the "Clawback Policy") as required by Nasdaq listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Annual Report. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of the Company shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

MAKO MINING CORP.

By:	/s/ Akiba Leisman
Name: Akiba Leisman
Title: Chief Executive Officer

Date: April 29, 2026

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit	Description

97.1	Compensation Recovery Policy
99.1	Annual Information Form dated April 29, 2026 for the fiscal year ended December 31, 2025
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.3	Management's Discussion and Analysis dated March 31, 2026 for the year ended December 31, 2025
99.4	Mine Safety Disclosure
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of PricewaterhouseCoopers LLP
99.10	Consent of John Rust
99.11	Consent of Eric Fier
99.12	Consent of Nigel Fung
99.13	Consent of Leon McGarry
99.14	Consent of Steven Ristorcelli
99.15	Consent of Matthew Gray
99.16	Consent of Brian Ray
99.17	Consent of Thomas Dyer
99.18	Consent of William Lewis
99.19	Consent of Richard Gowans
99.20	Consent of Gary Wong
99.21	Consent of Michael Dufresne
99.22	Consent of Andrew Turner
99.23	Consent of James Gray
99.24	Consent of Christopher Keech
99.25	Consent of Antoine Berton
99.26	Consent of David Frost
99.27	Consent of DRA Americas Inc.
99.28	Consent of APEX Geoscience Ltd.
99.29	Consent of Advantage Geoservices Ltd.
99.30	Consent of ERM Consultants Canada Ltd.
99.31	Consent of Soutex
99.32	Consent of Respec Company LLC
99.33	Consent of CGK Consulting Services Inc.
99.34	Consent of Micon International Limited
99.35	Consent of PDM Technical Services Ltd.
99.36	Consent of Rolf Schmitt
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)